SAM LEE LAUNDRY, LLC

Financial Statements and Report of Independent Registered Accounting Firm

December 31, 2015



Love In All We Do

MJF & Associates, APC

Certified Public Accountants & Management Consultants

A Member Firm of MJF International

INDEX TO FINANCIAL STATEMENTS



Love
In All We Do
MJF & Associates, APC
Certified Public Accountants & Management Consultants
A Member Firm of MJF International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Members and Members of
Sam Lee Laundry, LLC

We have audited the accompanying statement of financial position of Sam Lee Laundry, LLC as of December 31, 2015, and the statement of operation, members' equity, and cash flows for the period from January 2, 2015 (Inception) to December 31, 2015. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sam Lee Laundry, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period from January 2, 2015 (Inception) to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed on Note 2 to the financial statements, for the period from January 2, 2015 (Inception) to December 31, 2015, the Company incurred a net loss of $57,247. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MJF & Associates, APC

MJF & Associates

Los Angeles, California
May 17, 2016

SAM LEE LAUNDRY, LLC
Statement of Financial Position
December 31, 2015

ASSETS

Current Assets		
Cash	$	392,970
Accounts Receivable		1,401
Prepaid expenses		14,000
Total Current Assets		408,371
Prepaid Expenses - Leasehold Improvements		150,000
Fixed Assets		1,313
Total Non-Current Assets		151,313
TOTAL ASSETS	$	559,684

LIABILITIES AND EQUITY

Current Liabilities		
Accounts Payable	$	231
Total Current Liabilities		231
COMMITMENTS AND CONTINGENCIES		
Members' Equity		
Members' Equity		610,000
Non-Cash Capital Contributions		6,700
Accumulated Deficit		(57,247)
Total Members' Equity		559,453
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	559,684

SAM LEE LAUNDRY, LLC
Statement of Operations
Period from January 2 (Inception) to December 31, 2015

REVENUE	$	-
EXPENSES		
Personnel Expense		
Managing Members	$	22,500
Other Personnel		9,080
Total Personnel Expense		31,580
Non-Personnel Expense		
Supplies and Materials		10,680
Administrative		10,191
Marketing & Promotion		4,796
Non-Personnel Expense		25,667
TOTAL EXPENSES		57,247
NET LOSS	$	(57,247)

SAM LEE LAUNDRY, LLC
Statement of Cash Flows
Period from January 2 (Inception) to December 31, 2015

CASH USED BY OPERATING ACTIVITIES

Net Loss	$	(57,247)

Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:

Accounts Receivable		(1,401)
Accounts Payable		231
Prepaid expenses		(14,000)
Equity issuance for expense		6,700
NET CASH USED BY OPERATING ACTIVITIES	$	(65,717)

CASH USED BY INVESTING ACTIVITIES

Fixed Assets		(1,313)
Prepaid Expenses		(150,000)
NET CASH USED BY INVESTING ACTIVITIES	$	(151,313)

CASH PROVIDED BY FINANCING ACTIVITIES

Members' contributions		610,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	610,000
CHANGE OF CASH FOR PERIOD	$	392,970
CASH AT BEGINNING OF PERIOD		—
CASH AT END OF PERIOD	$	392,970

SAM LEE LAUNDRY, LLC
Statement of Members' Equity
Period from January 2 (Inception) to December 31, 2015

	Members' Equity	
	Series A Units	Amount
Balance at January 2, 2015 (inception)	-	$ -
Securityholder Contributions	20.33	610,000
Members' units Issued for Expenses	0.22	6,700
Net Loss		(57,247)
Balalnce at December 31, 2015	20.55	$ 559,453

Note 1 – Description of Business and Significant Accounting Policies

Sam Lee Laundry LLC (the "Company") is a theatrical production company organized in the State of California for the purpose of producing the immersive theatre experience "The Speakeasy" (the "Play") in the City and County of San Francisco. Since its inception on January 2, 2015, the Company has been engaged in pre-production activities, in anticipation of the first public performance of the Play in August 2016. The calendar year ended December 31, 2015 was the Company's first year of operations. As such, there are no prior year financial results available for comparison purposes.

Basis of Accounting

The accompanying financial statements of the Company are prepared in accordance with the accrual method, under the accounting principles generally accepted in the United States of America ("GAAP").

New Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

The FASB has issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on the financial statements.

Note 1 – Description of Business and Significant Accounting Policies - Continued

New Accounting Pronouncements - Continued

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of adoption of this ASU on the financial statements.

Note 1 – Description of Business and Significant Accounting Policies - Continued

New Accounting Pronouncements - Continued

On March 17, 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides guidance on assessing whether an entity is a principal or an agent in a revenue transaction and whether an entity reports revenue on a gross or net basis. On April 14, 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing, which provides guidance on identifying performance obligations and accounting for licenses of intellectual property. The effective date and transition requirements for ASU No. 2016-08 and ASU No. 2016-10 are the same as the effective date and transition requirements of ASU No. 2014-09. The Company is evaluating the effect that ASU No. 2016-08 and ASU No. 2016-10 will have on the Company's financial statements and related disclosures.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which includes amendments to accounting for income taxes at settlement, forfeitures, and net settlements to cover withholding taxes. The amendments in ASU 2016-09 are effective for public companies for fiscal years beginning after December 31, 2016, and interim periods within those annual periods. Early adoption is permitted but requires all elements of the amendments to be adopted at once rather than individually. The Company is evaluating the effect that ASU No. 2016-09 will have on the Company's financial statements and related disclosures.

Cash

The Company holds cash in a checking and savings accounts at Wells Fargo Bank NA. These deposits are guaranteed by the Federal Deposit Insurance Corporation up to an insurance limit. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Prepaid Expenses

The prepaid expenses as of December 31, 2015 consisted of $14,000 paid to Speakeasy Rights LLC, in respect of advance licensing fees due in accordance with the License Agreement for the Play and $150,000 paid to Boxcar Theatre Inc. to support venue development expenses. Both companies are related parties as they share common ownership.

Note 1 – Description of Business and Significant Accounting Policies - Continued

Commitments and Contingencies

The Company has entered into a "Theatrical Production Agreement" with Boxcar Theatre, Inc. ("Boxcar"), in accordance with which it will produce the Play at a venue leased by Boxcar. Boxcar entered into a building lease agreement on January 20, 2015. The term of the lease agreement is ten years. The Term may be extended by three additional periods of five years. The monthly base rent is $15,083 and $22,625 for Year 1 and Year 2, respectively, and a consecutive increase by 3% for every forthcoming year. The Theatrical Production Agreement does not require the Company to guarantee any portion of Boxcar's lease payments, but Boxcar's ability to meet its obligations under the lease may be affected by ticket sales of the Company's productions.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the year ended December 31, 2015, the Company incurred advertising and promotion expenses of $4,796.

Accrued Expenses

The Company periodically accrues funds for future expenses, including marketing expenses, recast expenses, creative development expenses, and strike expenses. As of December 31, 2015, the Company had accrued no such expenses.

Income Taxes

The Company has elected to be taxed as a partnership for federal income tax purposes. Accordingly, the Company will assign to its members a distributive share of all income, expense, depreciation, and other items, and no provision for income taxes has been included in the accompanying financial statements.

Concentration Risks

The Federal Deposit Insurance Corporation ("FDIC") insures accounts at financial institutions up to $250,000. Accounts held at financial institutions exceeded by $142,970 the federally insured limit as of December 31, 2015. The Company did not experience any losses related to uninsured amounts. The Company routinely evaluates the credit worthiness of the institutions with which it conducts banking activities.

Note 1 – Description of Business and Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Examples include future cash flows for consideration of impairment losses. Actual results could differ from those estimates.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the period from January 2, 2015 (Inception) to December 31, 2015, the Company incurred a net loss of $57,247. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

It is the conclusion of management that the Company shall be able to meet its obligations during the next twelve months. As of December 31, 2015, the Company had adequate liquidity, including $392,970 in cash, and the expectation of substantial additional liquidity in the form of capital contributions, debt instruments, and earnings from operations, to meet all obligations. Management recognizes that the Company incurred a loss of $57,247 during the fiscal year ending December 31, 2015, and notes that such a loss is consistent with the Company's business plan, as 2015 was a developmental period and the Company expects to begin profitable operation during 2016.

Note 3 - Capital Contributions

As of December 31, 2015, the Company had received a total of $610,000 in Series A capital contributions from 24 individuals, including $65,000 from the Managing Members of the Company. The Series A offering commenced on May 1, 2015, and consisted of 50 Series A Units offered at a price of $30,000 per unit. The offering closed on January 31, 2016, at which date the Company had received $900,000 in Series A capital contributions, and had issued a total of 30 Series A Units.

In addition, the Company has entered into agreements with several contractors that specify compensation in the form of equity interests in lieu of cash. The Company only enters into such agreements when they result in a reduction in cash expenditures and not as a form of incentive or bonus compensation. As of December 31, 2015, the Company had awarded a Series A equity interest equal to a $6,700 capital contribution to one such contractor, and has recorded this interest as a non-cash capital contribution in the Statements of Financial Condition.

Note 4 – Related Party Transactions

The Company has entered into a "Theatrical Production Agreement" with Boxcar Theatre, Inc. ("Boxcar"), in accordance with which it will produce the Play at a venue leased by Boxcar. This agreement specifies sharing of revenue and each party's responsibilities towards production of the Play. Nicholas A. Olivero, one of the Managing Members of the Company, is the Founder and Artistic Director of Boxcar. According to the Theatrical Production Agreement, the Company shall provide to Boxcar an amount no less than $250,000 for the purpose of supporting Theatre's renovation and equipping of the Palace Theater. Any funds not expended by Boxcar on improvements and equipment shall be returned to the Company. As of December 31, 2015 $150,000 were prepaid to Boxcar, to support renovation and equipping of the Palace Theater. The accounts receivable from Boxcar were $1,072 as of December 31, 2015 and they represent the net expenses paid by the Company on behalf of Boxcar.

The Company has entered into a Licensing Agreement with Speakeasy Rights LLC ("Speakeasy Rights"), in accordance with which it has acquired the rights to produce the Play in the City and County of San Francisco. This agreement specifies licensing fees to be paid by the Company to Speakeasy Rights. The Managing Members of the Company are also the managing members of Speakeasy Rights, and will participate financially in any net income earned by Speakeasy Rights. The prepaid expenses as of December 31, 2015 were $14,000 paid to Speakeasy Rights LLC, in respect of advance licensing fees due in accordance with the License Agreement for the Play. The accounts receivable from Speakeasy Rights were $329 as of December 31, 2015 and they represent the net expenses paid by the Company on behalf of Speakeasy Rights.

In addition, the Company has entered into transactions with individuals and entities that had made capital contributions to the Company. Two of the Managing Members and an entity controlled by one of the Managing Members have received producer fees of $7,500 each during the period ended December 31, 2015.

Note 5 – Commitments and Contingencies

The Company has entered into contractor agreements with a variety of creative and production personnel. These contracts specify $20,000 to be paid by the Company during the initial term of the Agreement which shall continue through to and including June 12, 2016, and ongoing compensation from June 13, 2016 through to and including July 10, 2016 of $55 for every paid public performance and rehearsal for nine contractors and $100 for every paid public performance and $55 for every rehearsal for one contractor.

Note 6 – Subsequent Events

The Company has executed loan documents to be co-borrower, with Boxcar Theatre Inc., on a non-revolving line of credit in the amount of $1,000,000 issued by California Bank of Commerce. The loan terms include: loan origination date of March 1, 2016 and term of 18 months; full amortization over 18 months; interest rate of 6%; interest-only payments for first three months; fixed monthly payment of $10,000 for remainder of loan term; monthly cash collateral deposit of $60,000 for final 15 months of loan term. The Managing Members of the Company, David Gluck, Nick A. Olivero, Geoffrey N. Libby, have all signed as guarantors, as has Speakeasy Rights LLC, an entity under common control of the managing Members. This liability is carried on the Boxcar Theatre Statement of Financial Condition only and does not appear in the financial statements of the Company. As of April 30, 2016, the outstanding balance of the loan was $566,099.

The Company has evaluated subsequent events through May 17, 2015, the date of issuance of these financial statements for items that should potentially be recognized or disclosed in these financial statements. No additional such material events or transactions were noted to have occurred.